10027055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Partners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Locust Street
(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anita Woods (770) 850-7545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/6

OATH OR AFFIRMATION

I, Anita Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Partners, Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & Financial and Operations Principal

Title

Notary Public

MARY E. CANNON NOTARY EXPIRES GEORGIA JUNE 01, 2011 PUBLIC PAULDING COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING Financial Partners, Inc.
Statement of Financial Condition
December 31, 2009

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Tel: +1 404 874 8300

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
ING Financial Partners, Inc.

We have audited the accompanying statement of financial condition of ING Financial Partners, Inc. (the Company, a wholly-owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of ING Financial Partners, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Atlanta, Georgia
February 22, 2009

1001-1125150

ING Financial Partners, Inc.
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	38,478,736
Restricted cash		65,000
Securities owned, at market value		530,361
Commissions and concessions receivable		8,668,902
Accounts receivable, net of allowance of $302,369		6,003,994
Prepaid expenses		444,248
Due from affiliates		636,091
Notes receivable		1,603,509
Deferred tax asset		9,551,969
Deferred compensation plan investment		17,413,604
Other assets		1,598
Total assets	$	83,398,012
Liabilities and stockholder's equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	82,031
Commissions and concessions payable		8,743,525
Accounts payable and other accrued liabilities		3,274,550
Due to affiliates, including $699,988 under tax allocation agreement		6,825,186
Deferred compensation plans accrued liabilities		19,818,990
Other liabilities		763,151
Total liabilities		39,507,433
Stockholder's equity:		
Common stock ($10 par value; 5,000 shares authorized; 1,500 shares issued and outstanding)		15,000
Additional paid-in capital		37,977,694
Retained earnings		5,897,885
Total stockholder's equity		43,890,579
Total liabilities and stockholder's equity	$	83,398,012

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

ING Financial Partners, Inc. (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an indirect wholly-owned subsidiary of Lion Connecticut Holdings, Inc. (Parent), which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through clearing brokers. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations and Others

Cash of $25,000 at December 31, 2009 has been deposited in an escrow account at Pershing, LLC as part of a related clearing agreement.

Cash of $40,000 at December 31, 2009 has been deposited in an escrow account at National Securities Clearing Corporation as part of a related service agreement.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with net realized gains and losses, determined using the specific identification method, being recognized in earnings. For further discussion regarding Securities Owned, see footnote 8, Fair Value of Financial Instruments.

Accounts Receivable

Accounts receivable are reported in the statement of financial condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to expense and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible.

Notes Receivable

The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. One such agreement is a forgivable promissory note and the other is a payback promissory note which is described more fully below. Each forgivable note contains a provision for forgiveness of principal and accrued interest if the registered representative meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the notes into operations as other operating expense ratably over the contractual term of the notes. Notes receivable relating to these loan agreements in the amount of $1,316,677 is reported in Notes Receivable on the balance sheet. Total principal amortization for 2009 was $352,613. No allowance for bad debt relating to these loan agreements was recorded as of December 31, 2009.

The payback notes are payable by the registered representatives to the broker-dealer and are due at various maturity dates. Notes receivables relating to these loan agreements in the amount of $320,023 is reported at December 31, 2009 in notes receivable on the statement of financial condition. The allowance for bad debt relating to these loan agreements was $33,191 as of December 31, 2009.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the statement of financial condition that will result in taxable or deductible amounts in future years.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, are recorded at market value. Market value is generally determined by quoted prices on national exchanges. Net realized and unrealized gains and losses are reported in the statement of income. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Revenue Recognition

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a settlement date basis, which is not materially different from trade date basis. Interest and dividend revenues earned from the underlying securities owned are accounted for on an accrual basis. Investment advisory revenues are recognized as earned on a pro-rata basis over the term the services are performed.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2009. Significant components of the Company's deferred tax asset at December 31, 2009 are as follows:

Deferred tax asset:		
Deferred compensation	$	6,730,231
Pension		2,093,393
Other		728,345
Total deferred tax asset	$	9,551,969

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, Accounting for Uncertainty in Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2004 through 2009. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the Company.

4. Related Party Transactions

ING Brokers Network, LLC (ING BN), an affiliated company, and ING AIH allocate a portion of their general administrative expenses to the Company based on volume of business, number of personnel, and activity.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

401(k) and Pension Plans for Employees

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2009 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by affiliates were charged back to the Company for reimbursement.

Deferred Compensation Plans for Employees and Registered Representatives

The Company maintains deferred compensation plans (Plans) for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Additionally, the Company may at its discretion allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return on the underlying investment index choice. Such amounts are included in the Company's 2009 results of operations. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $17,413,604 is included as a deferred compensation plan investment on the statement of financial condition and is carried at market value. The total of net participant deferrals, which is reflected within deferred compensation plans accrued liabilities on the statement of financial condition, was $19,818,990 at December 31, 2009.

Stock-Based Compensation

ASC Topic 718, Compensation-Stock Compensation (ASC Topic 718), requires all share-based payments to employees to be recognized in financial statements based upon the fair value. The Company adopted the provisions of ASC Topic 718 on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized in 2009 includes compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of ASC Topic 718. All shares granted during 2009 were those of ING, the Company's ultimate parent and resulted in $142,432 of expense recorded as a change in stockholder's equity.

6. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

Regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is possible that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Subordinated Borrowings

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid. The subordinated agreement is with an affiliated company therefore no interest is being charged to the company by the affiliate. The Company repaid subordinated borrowings of $3,000,000 on February 27, 2009. At December 31, 2009, the Company had no subordinated borrowings.

8. Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosures (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

Fair Value Measurements on a Recurring Basis

As of December 31, 2009

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets:					
Cash and cash equivalents	$ 38,478,736	$ -	$ -	$ -	$ 38,478,736
Restricted cash	65,000	-	-	-	65,000
Securities owned:					
Mutual funds	1,215	-	-	-	1,215
Equities	11,276	-	-	-	11,276
Limited partnerships	-	-	517,870	-	517,870
Deferred compensation plan investment:					
Money market funds	2,349,782	-	-	-	2,349,782
Mutual funds	15,063,822	-	-	-	15,063,822
Liabilities:					
Securities sold, not yet purchased					
Municipal bonds	$ -	$ 5,456	$ -	$ -	$ 5,456
Equities	82,031	-	-	-	82,031

The Company assumed the ownership of certain limited partnership shares as a result of a legal settlement. The partnerships, in which the Company owns shares, are primarily engaged in the business of the acquisition and development of commercial real estate, the drilling of natural gas development wells, and the trading of futures in agriculture, metals energy and interest rates. The securities are held as trading securities by the Company, but by their nature are illiquid investments with limited marketability. Therefore, the Company has referenced third-party and secondary market information to determine the fair value of the investments as of December 31, 2009. As these securities do not have an active market through which fair value can be determined, the Company has classified the assets as Level 3 and has included the changes in fair value of the assets, as of December 31, 2009, below:

	Limited Partnerships
Balance at January 1, 2009	$ -
Realized capital gains (losses)	-
Purchases, sales, issuances, and settlements, net	517,870
Balance at December 31, 2009	$ 517,870

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2009, the Company had net capital of $17,635,084, which was $17,385,084 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2009.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

Statement of Financial Condition

ING Financial Partners, Inc.
December 31, 2009
with Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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